Exhibit 2

PRELIMINARY REORGANIZATION AGREEMENT

entered into between

TELECOM ARGENTINA S.A.

(as Surviving Company)

and

TELECOM PERSONAL S.A.,

NORTEL INVERSORA S.A.

and

SOFORA TELECOMUNICACIONES S.A.

(as Absorbed Companies)

March 31, 2017

PRELIMINARY REORGANIZATION AGREEMENT

This PRELIMINARY REORGANIZATION AGREEMENT is held on March 31, 2017 among:

(1)         Telecom Argentina S.A. (“Telecom Argentina” or, the “Surviving Company”), domiciled at Ave. Alicia Moreau de Justo 50, 13th floor, Autonomous City of Buenos Aires;

(2)         Telecom Personal S.A. (“Telecom Personal”), domiciled at Ave. Alicia Moreau de Justo 50, Autonomous City of Buenos Aires;

(3)         Nortel Inversora S.A. (“Nortel”), domiciled at Ave. Alicia Moreau de Justo 50 13th floor, Autonomous City of Buenos Aires; and

(4)         Sofora Telecomunicaciones S.A., domiciled at Ave. Alicia Moreau de Justo 50, 13th floor, Autonomous City of Buenos Aires., hereinafter “Sofora” and, together with Telecom Personal and Nortel, the “Absorbed Companies” and, all of them together with Telecom Argentina, the “Participating Companies” and each of them individually, a “Party”.

AND WHEREAS:

(a)         Telecom Argentina’s primary business is the provision, directly or through third parties or associated with third parties, of ICT Services (as such term is defined below), whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and its corporate purpose includes the provision of Audiovisual Communication Services (as such term is defined below). Telecom Argentina also has activity as holding company of subsidiaries such as Telecom Personal; Micro Sistemas S.A. and Telecom Argentina USA, Inc.;

(b)         Telecom Personal’s primary business is the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and its corporate purpose includes the provision of Audiovisual Communication Services. Telecom Personal also has activity as holding company of subsidiaries such as Núcleo S.A. and Personal Envíos S.A.;

(c)          The national and international trend of ICT Services and Audiovisual Communication Services is the convergence of voice, data, sound and image transmission services, both fixed and wireless, in a sole unity to be provided to users.

(d)         Nortel’s primary business, and Sofora’s primary business, indirectly through Nortel, is to act as holding company of Telecom Argentina and Telecom Personal and their respective subsidiaries;

(e)          The Participating Companies have determined that their respective operative and ownership structures may be optimized, for the benefit of their respective shareholders, through a reorganization by absorption in which Telecom Argentina absorbed the other companies and became the universal successor of all the Absorbed Companies’ activities, simplifying its capital structure in accordance with international standards and market practices;

(f)           Having analyzed the benefits that may be obtained by a corporate reorganization, having requested the preparation of the applicable accounting documents and having agreed upon the terms on which such reorganization may be perfected, the Participating Companies wish to undertake the applicable corporate procedure; and

(g)          As a relevant subsequent fact as of December 31, 2016, the Participating Companies have taken into account that the General Unanimous Shareholders’ Meeting of Sofora held on March 28, 2017 has approved the total amortization of 140,704,640 shares of common stock representing 32% of its capital stock held by WAI (as such term is defined below), which shall be totally cancelled, and its capital stock shall be reduced in an amount of Argentine Pesos 140,704,640, all of which shall occur before the Reorganization Effectiveness Date (as such term is defined below).

THEREFORE, the Participating Companies hereto agree to enter into this PRELIMINARY REORGANIZATION AGREEMENT, subject to: (i) the applicable shareholders’ approvals required by Section 83 of the General Corporations Law No. 19,550 and its amendments (hereinafter, the “GCL”) and the terms hereunder, and (ii) the approvals of the National Communications Agency (“Ente Nacional de Comunicaciones” or ENACOM) listed in Section Five hereof; in the conditions set forth as follows:

Section One.   DEFINITIONS.

The following terms used with their first letter in capital letter will have the meaning assigned to them as follows, except when the use of a capital letter exclusively responds to the grammatical rule that requires it at the beginning of a sentence, or applies to a proper noun:

“Shares to Be Distributed”: means the 502,034,299 Telecom Argentina’s Class A Shares and 36,832,408 Telecom Argentina’s Class B Shares currently held by Nortel; all of which will be distributed among the holders of shares of Sofora and the holders of Nortel’s B Preferred Shares as set forth in Section Four of this Agreement.

“Telecom Argentina’s Class A Shares”: means the 502,034,299 book-entry Class “A” shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Telecom Argentina, which are listed in the Merval and as of the date of this Agreement are held in their entirety by Nortel.

“Telecom Argentina’s Class B Shares”: means the 482,111,931 book-entry Class “B” shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Telecom Argentina, which are listed in the Merval; of which 15,221,373 are treasury shares.

“Nortel’s Preferred B Shares”: means the 1,470,455 Class “B” Preferred shares, with no vote and with a par value of ten (AR$10.-) Argentine Pesos issued by Nortel, which are listed in the Merval.

“Sofora’s F Shares of Common Stock”: means the 298,997,360 shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Sofora and held by Fintech, which, once the procedure of amortization of the Shares Subject to Amortization is finished, shall represent 100% of the capital stock of Sofora.

“Shares Subject to Amortization” or “Sofora’s W Shares of Common Stock”: means the 140,704,640 shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Sofora and held by WAI, consisting of Sofora’s Block A and Sofora’s Block B, all of which are subject to total amortization and cancellation pursuant to the terms of Section 223 of the GCL with the resulting capital reduction in accordance with the resolutions approved by the General Unanimous Extraordinary Shareholders’ Meeting of Sofora held on March 28, 2017.

“Final Reorganization Agreement”: means the final reorganization agreement to be entered into by and among Sofora, Nortel, Telecom Argentina and Telecom Personal for purposes of implementing this reorganization, pursuant to the terms of Sections 82, 83 et seq. of the GCL and the terms of this Agreement.

“Special Preferred B Shareholders’ Meeting of Nortel”: means a special meeting of Preferred B Shares to be called by Nortel pursuant to the terms of this Agreement and for purposes of approving the terms of the Reorganization and the Share Distribution Ratio, to be held pursuant to the terms of Section 250 of the GCL.

“Special Common Stock Shareholders’ Meeting of Nortel”: means a special meeting of shares of common stock issued by Nortel, with one vote each and a par value of ten (AR$10.-) Argentine Pesos, to be called by Nortel pursuant to the terms of this Agreement and for purposes of approving the terms of the Reorganization and the Share Distribution Ratio, to be held pursuant to the terms of Section 250 of the GCL.

“Extraordinary Shareholders’ Meeting of Sofora”: means an extraordinary shareholders’ meeting to be called by Sofora to approve the terms of the Reorganization set forth in this Agreement, to be held pursuant to the terms of Section 244 of the GCL.

“Extraordinary Shareholders’ Meeting of Nortel” means an extraordinary shareholders’ meeting to be called by Nortel to approve the terms of the Reorganization set forth in this Agreement, to be held pursuant to the terms of Section 244 of the GCL.

“Extraordinary Shareholders’ Meeting of Telecom Argentina” means an extraordinary shareholders’ meeting to be called by Telecom Argentina to approve the terms of the Reorganization set forth in this Agreement, to be held pursuant to the terms of Section 244 of the GCL.

“Extraordinary Shareholders’ Meeting of Telecom Personal” means an extraordinary shareholders’ meeting to be called by Telecom Personal to approve the terms of the Reorganization set forth in this Agreement, to be held pursuant to the terms of Section 244 of the GCL.

“ENACOM Amortization’s Authorization”: means a resolution issued by the ENACOM for purposes of: i) release Sofora’s Block B shares from the main core of shares held by the investor consortium for the acquisition -during the privatization process of ENTel- of “Sociedad Licenciataria Norte” (currently Telecom Argentina) pursuant to Decree No. 62/90 dated January 5, 1990 and the terms of such privatization, and Resolution No. 111/2003 issued by the Argentine Secretary of Communications on December 10, 2003; ii) authorize the amortization of Sofora’s Block B pursuant to Section 223 of the GCL; or iii) confirm that the obligation of maintaining Sofora’s Block B in the main core is not currently in effect, or iv) consent in any other way the amortization of Sofora’s Block B.

“ENACOM Nortel’s Authorization”: means a resolution issued by the ENACOM authorizing Nortel’s dissolution as a result of the Reorganization and the distribution to the holders of Nortel’s Preferred B Shares of a portion of Telecom Argentina’s Class A Shares through their conversion into Telecom Argentina’s Class B Shares, pursuant to the terms and conditions of this Agreement.

“ENACOM Licenses’ Authorization” means a resolution issued by the ENACOM authorizing the transfer to Telecom Argentina, as a result of the Reorganization, of all the licenses for the provision of ICT Services and the registries of ICT Services, together with the corresponding frequency use permissions, which were in the past granted or awarded to Telecom Personal.

“Notices”: means the notices to be published by Sofora, Nortel, Telecom Argentina and Telecom Personal pursuant to Section 83 of the GCL for the exercise of the opposition rights of the respective creditors of all companies involved in the Reorganization.

“Sofora’s Block A”: means the 74,749,340 shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Sofora, representing 17% of the capital stock of Sofora and subject to total amortization under the terms of Section 223 of the GCL, pursuant to the resolutions approved by the General Unanimous Extraordinary Shareholders’ Meeting of Sofora held on March 28, 2017.

“Sofora’s Block B”: means the 65,955,300 shares of common stock, with one vote each and a par value of one Argentine Peso, issued by Sofora, representing 15% of the capital stock of Sofora and subject to total amortization under the terms of Section 223 of the GCL, pursuant to the resolutions approved by the General Unanimous Extraordinary Shareholders’ Meeting of Sofora held on March 28, 2017, and subject to prior approval of the amortization by the ENACOM.

“Agreement” or “Preliminary Reorganization Agreement”: means this Preliminary Reorganization Agreement.

“Decree 267/15”: means the Decree of Need and Urgency No. 267 issued on December 29, 2015.

“Opposition Rights”: means the rights arising from Section 83 of the GCL for the benefit of all holders of credits originated before the date of this Agreement, which allow them to oppose the reorganization for a period of 15 days starting on the date of the last publication of the Notice issued by the participating company in the Reorganization of which they are creditors.

“Allowed Distributions”: means an amount in Argentine Pesos equal to the amount of the respective “Distributable Net Amounts” of Nortel and Sofora that Nortel and Sofora may to distribute to their respective shareholders as provisional, regular or any other kind of dividends, as from the date of this Agreement until the Reorganization Effectiveness Date, without modifying Nortel’s Preferred B Share Distribution Ratio or Sofora’s Distribution Ratio.

“ENACOM”: means the National Communications Agency as applicable authority of Argentine Digital Law No. 27,078.

“Special-Purpose Combined Financial Statements”: means the special combined financial statements of the reorganization of Sofora, Nortel, Telecom Argentina and Telecom Personal as of December 31, 2016 attached hereto as Annex II, which were prepared based on the Special-Purpose Unconsolidated Financial Statements of each of such companies.

“Special-Purpose Unconsolidated Financial Statements”: means the special unconsolidated financial statements of the reorganization prepared for Sofora,

 Nortel, Telecom Argentina and Telecom Personal as of December 31, 2016 attached as Annex I-A; I-B; I-C and I-D to this Agreement.

“Fintech”: means Fintech Telecom LLC.

“Merval”: means the Buenos Aires Securities Exchange (“Mercado de Valores de Buenos Aires S.A.”).

“Distributable Net Amounts”: means, with respect to Nortel and Sofora, as applicable, the net amount in Argentine Pesos equal to total net assets identified in the respective Special-Purpose Unconsolidated Financial Statements of Nortel and Sofora as of December 31, 2016, minus (i) their respective direct and indirect holdings in Telecom Argentina (book value); and (ii) the amount allocated to face the amortization of the Shares Subject to Amortization; plus or minus the profits or losses, as applicable, resulting from the management and administration of Nortel and Sofora until the Reorganization Effectiveness Date.

“Telecom Personal’s Notes”: means the notes (“obligaciones negociables”) issued by Telecom Personal, as follows: Series I issued with an initial par value of AR$571,505,000.-, which are due on June 12, 2017; Series II, with an initial par value of AR$149,000,000.-, which are due on December 10, 2018; Series III issued with an initial par value of AR$721,969,404.-, which are due on May 16, 2018 and Series IV with an initial par value of US$77,900,400.-, which are due on November 16, 2018.

“Nortel’s Shareholding in Telecom Personal”: means an amount of 120,000 shares of common stock, book entry, with an one (AR$1) Argentine Peso par value and one vote each, issued by Telecom Personal and representing 0.008% of its capital stock, which have been held by Nortel until the date hereof.

“Market Price”: means AR$66.61 per share, equal to the average market price of Telecom Argentina’s Class B Shares listed on the Merval at the end of each trading day starting on January 2, 2017 until March 20, 2017.

“Nortel’s Preferred B Share Distribution Ratio”: means the share distribution ratio set forth in Section Four of this Agreement, pursuant to which the Shares to Be Distributed shall be distributed to the holders of Nortel’s Preferred B Shares.

“Sofora’s Distribution Ratio”: means the share distribution ratio set forth in Section Four of this Agreement, pursuant to which the Shares to Be Distributed shall be distributed to Fintech, as sole shareholder of Sofora following the total amortization of the Shares Subject to Amortization.

“Audiovisual Communication Services”: means the audiovisual communication services governed by Law No. 26,522, as amended and regulated.

“ICT Services”: means the information, communications and technologies services governed by Law No. 27,078, as amended and regulated.

“WAI”: means W de Argentina — Inversiones S.A.

Section Two. Reorganization

The Participating Companies hereby agree on a corporate reorganization through a reorganization by absorption of Sofora, Nortel and Telecom Personal, as Absorbed Companies, into Telecom Argentina, as Surviving Company, pursuant to the terms of Sections 82 and 83 of the GCL, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax, as amended and complemented, and the terms of this Preliminary Reorganization Agreement, all of it subject to the corporate approvals listed in Section Ten of this Agreement and the regulatory approvals listed in Section Five of this Agreement, and effective as of the Reorganization Effectiveness Date (as such term is defined in Section Five (hereinafter, the “Reorganization”)

Section Three.  General Effects of the Reorganization.

Resulting from the Reorganization agreed upon in Section Two and effective as of the Reorganization Effectiveness Date: (i) all the assets and liabilities of the Absorbed Companies shall be transferred in their entirety to the Surviving Company at the values listed in the respective Special-Purpose Unconsolidated Financial Statements, causing Telecom Argentina to acquire ownership of all rights and to assume all obligations and liabilities of any nature of Telecom Personal, Sofora and Nortel including (a) those rights and liabilities that, for any reason, have not been included in the Special-Purpose Unconsolidated Financial Statements, among which are all rights and liabilities arising or becoming known after the end date of the Special-Purpose Unconsolidated Financial Statements as a result of events or activities prior to such end date, and those rights and liabilities of the Absorbed Companies arising from their relationships with their personnel, which personnel shall become directly dependent of Telecom Argentina, and whose seniority, benefits and all other acquired rights shall be respected; and (b) all kind of licenses, authorizations and use permits of any kind which transfer is subject to authorization by a governmental entity, which authorizations shall be timely requested; (ii) Telecom Argentina shall be the successor of all activities of Telecom Personal, Sofora and Nortel; (iii) Telecom Personal, Sofora and Nortel shall dissolve without liquidation; and (iv) the holders of Sofora and Nortel shares shall be considered shareholders of Telecom Argentina as of the Reorganization Effectiveness Date, including the exercise of their economic and political rights to the extent of the Share Distribution Ratios provided for in this Agreement.

Section 4.  Share Distribution Ratios.

1.              Telecom Argentina will not issue new shares as a result of the Reorganization. Shares to Be Distributed, which are currently part of Nortel’s holding in Telecom Argentina, will be distributed among holders of Sofora’s Shares and Nortel’s Preferred B Shares as follows:

a.1.-                        Holders of Nortel’s Preferred B Shares will receive Telecom Argentina’s Class B Shares by the following share distribution ratio (“Nortel’s Share Distribution Ratio”): 134.565053 Telecom Argentina’s Class B Shares for each one of 1,470,455 Nortel’s Preferred B Shares. As a result, holders of Nortel’s Preferred B Shares will receive an aggregate of 197,871,855 Telecom Argentina’s Class B Shares. No new Telecom Argentina Class B Shares shall be issued. Telecom Argentina’s Class B Shares to be received by holders of Nortel’s Preferred B Shares will arise from (i) the 36,832,408 Telecom Argentina’s Class B Shares held by Nortel as of today, and (ii) the conversion of 161,039,447 Telecom Argentina’s Class A Shares held by Nortel into Class B Shares.

a.2.-                         As of the date of this Agreement, an agreement for the sale of Nortel’s Shareholding in Telecom Personal to Telecom Argentina, current holder of 99.992% of Telecom Personal’s capital stock, shall be executed. As a result, the Surviving Company will become the holder of all the shares representing the capital stock of Telecom Personal. Therefore, the absorption of Telecom Personal by Telecom Argentina will not cause an economic variation in Telecom Argentina, since the value of the shares representing the capital stock of Telecom Personal shall be replaced by the assets and liabilities’ items included in the balance sheet of Telecom Personal, incorporated in Telecom Argentina pursuant to the reorganization. As a result, Telecom Personal’s absorption will not cause a capital increase in Telecom Argentina, no shares of Telecom Argentina will be issued and no share distribution ratio will be provided for.

b.-                Fintech, as indirect shareholder of Nortel through Sofora, will receive Telecom Argentina’s Class A Shares by the following distribution ratio (“Sofora’s Distribution Ratio”): 1.14046108 Telecom Argentina’s Class A Shares for each one of the 298,997,360 Sofora’s F Shares of Common Stock. As a result, Fintech will receive an aggregate of 340,994,852 Telecom Argentina’s Class A Shares, which are currently held by Nortel.

c.-                 The Participating Companies hereby agree that the respective Distributable Net Amounts of Nortel and Sofora will not be capitalized in the Surviving Company and the Surviving Company will not issue new shares in consideration thereof, since Nortel and Sofora are allowed to distribute to their respective shareholders an amount equal to the Distributable Net Amounts as Allowed Distributions before the Reorganization Effectiveness Date.

d.-                Agreement on the Share Distribution Ratios referred to above (which are certified by Independent External Auditors) was based on the following: (1) Sofora, Nortel, Telecom Argentina and Telecom Personal’s respective net worths and Allowed Distributions; (2) that Nortel and Sofora’s assets consist almost exclusively of their direct and indirect investment in Telecom Argentina, except for the Distributable Net Amounts; (3) neither Sofora nor Nortel have financial debt or other relevant liabilities other than their respective offices’ rents, professional fees, salaries and social security contributions and other expenses arising from their ordinary course of business and payment of Income Tax and other taxes; (4) because the Reorganization will cause Sofora’s dissolution, the Shares to Be Distributed will not be delivered to Sofora. Instead they will be directly delivered to the holder of Sofora’s F Shares of Common Stock, which shall be its only holder of shares of common stock, since Sofora’s W Shares of Common Stock are subject to amortization and cancellation that shall be concluded before the Reorganization Effectiveness Date; (5) the historic lack of liquidity and the absence of voting rights of Nortel B Preferred Shares; (6) the fact that, historically, such lack of liquidity and voting rights has caused Nortel’s B Preferred Shares to have a market price significantly lower than the value of Nortel’s shareholding in Telecom Argentina and its economic rights vis a vis the market price of Telecom Argentina’s Class B Shares in the New York Stock Exchange. This difference in price has been of an average of 38.29 % during the last five years, and 28.71% during the last year. Therefore, it was considered reasonable to fix a Nortel’s Preferred B Share Distribution Ratio that reflects a 25% discount on such preferred shares’ current economic rights, and deliver Telecom Argentina’s Class B Shares to the holders of Nortel’s Preferred B Shares in proportion to their economic rights newly adjusted by the above mentioned discount; and (7) the valuation report prepared by the Participating Companies’ working team on Telecom Argentina, Telecom Personal and the relative discount of Nortel’s Preferred B Shares with the aim to determine the reasonableness of the Share Distribution Ratio and the Market Price.

An explanation of the methodology and the calculation of the Share Distribution Ratios referred to above is attached hereto as Annex III.

Section Five.  Reorganization Effectiveness Date.

This Reorganization shall be effective as of 12 am of the day in which the Chairmans of the Board of Directors of the Participating Companies (hereinafter, the

“Date of Reorganization”), execute a minute of transfer of operations recording that: (i) Telecom Argentina has set up its technical-operational systems to assume Telecom Personal, Nortel and Sofora’s operations and activities; and (ii) as of the Reorganization Effectiveness Date the transfer of the operations and activities of the Absorbed Companies into Telecom Argentina is perfected because the following conditions, to which the Reorganization is subject, have been complied with:

1)             The Final Reorganization Agreement has been executed;

2)             The ENACOM Amortization’s Authorization has been obtained;

3)             The ENACOM Nortel’s Authorization has been obtained;

4)             The ENACOM Licenses’ Authorization has been obtained;

5)             The Shares Subject to Amortization have been fully amortized.

As of the Date of Reorganization the operations and activities of Telecom Personal, Sofora and Nortel will be assumed by Telecom Argentina.

Section 6.  Reasons and Purposes of the Reorganization.

Pursuant to Section 83, Subsection 1), paragraph a), of the GCL, the Participating Companies hereby declare that the Reorganization agreed upon in this Agreement is made for the following purposes: i) to simplify and consolidate the corporate structure of the Telecom Group; ii) to simplify and consolidate the management of the Telecom Group in only one Board of Directors and group of managers and officers so as to achieve a better integration and efficiency in the decision making process; iii) to consolidate and integrate the operational structure and the human resources of the Telecom Group; iv) to incorporate operational synergies and improvements; v) to improve the liquidity of the Telecom Argentina’s Class B Shares in the capital markets, and to provide liquidity to Nortel’s Preferred B Shares through their exchange for Telecom Argentina’s Class B Shares; vi) to consolidate the common guaranty of the Telecom Group’s creditors, improving its creditworthiness and enhancing the financial alternatives for its operations.

Section 7. Accounting Documents. Special-Purpose Unconsolidated Financial Statements and Special-Purpose Combined Financial Statements.

The following documents constitute a part of this Agreement: (i) the Special-Purpose Unconsolidated Financial Statements of Telecom Argentina, Telecom Personal, Nortel and Sofora as of December 31, 2016, attached hereto as Annex I (A), I (B), I (C) and I (D), respectively; (ii) the Special-Purpose Combined Financial Statements as of December 31, 2016, attached hereto as Annex II; (iii) the methodology by which the Share Distribution Ratios were calculated, attached hereto as Annex III; and (iv) Reasons and Economic and Financial Consequences of the Reorganization (Annex IV). The accounting documents referred to in Annex I (A), I (B), I (C) I (D) and II were prepared by the Participating Companies’ managers on uniform bases and identical valuation criteria, executed by their respective legal representatives, with reports from their respective Supervisory Committees, and certified by a

Certified Public Accountant. The Special-Purpose Unconsolidated Financial Statements of Telecom Argentina, Telecom Personal, Nortel and Sofora as of December 31, 2016 have been audited by Independent External Auditors, pursuant to the auditing rules applicable in Argentina, the Special-Purpose Combined Financial Statements as of December 31, 2016 are certified by Independent External Auditors, as required by the Argentine National Securities Commision (Comisión Nacional de Valores or CNV). All Annexes will be made available to the shareholders and, in turn, the financial statements will be copied in the applicable corporate books.

Section 8.  Bylaws Amendment.

Simultaneously with the reorganization, Telecom Argentina will adjust and amend its Bylaws in the form attached hereto as Annex V.  Consideration of such Bylaws will be part of the Agenda to be discussed at the Extraordinary Shareholders’ Meeting that will consider the reorganization.

Section 9.  Opposition Rights. Final Reorganization Agreement.

Once the applicable corporate resolutions approving the terms of this Preliminary Reorganization Agreement are passed, the applicable Notices are published and the applicable waiting periods relating to the Opposition Rights have expired, the applicable Final Reorganization Agreement will be executed by public deed. Pursuant to Decree 267/15, the Final Reorganization Agreement may be executed subject to the applicable ENACOM authorizations. In addition, the transfer of ownership of buildings and other registrable assets (including trademarks) that are to be incorporated to the Surviving Company as a result of the Reorganization, may be included in the same public deed.

Particularly, in connection with the exercise of the opposition rights by the holders of Telecom Personal’s Notes, Telecom Argentina shall be the successor corporation pursuant to the Section titled “Reorganization, Consolidations, Sales and Transfers” included in the terms of issuance of said notes. In addition, Telecom Argentina hereby expressly assumes, effective as of the Reorganization Effectiveness Date, Telecom Personal’s obligations arising from Telecom Personal’s Notes and their trust or fiscal agency agreements, if any; and shall deliver to the trustee or fiscal agent, if any, a Certificate issued by its Officers representing that the Reorganization complies with Telecom Personal’s Notes and that all conditions precedent relating to the Reorganization have been complied with. Thus, Telecom Argentina shall be the successor and shall succeed, and shall become the substitute of, Telecom Personal, and shall be entitled to exercise all rights and powers of Telecom Personal, with the same effect as if it had been named in Telecom Personal’s Notes and in their respective trust or fiscal agency agreements, if any.   In such terms, the Reorganization is a merger authorized by the terms and conditions of issuance of Telecom Personal’s Notes and their holders shall have no Opposition Rights to the Reorganization.

Section 10. Corporate Authorizations.

The Participating Companies hereby represent that the execution of this Agreement, as well as all its terms and the accounting documents attached as annexes hereto, have been approved by a Board resolution of each of the Participating Companies.

The Participating Companies hereby agree to call their respective Sofora’s Extraordinary Shareholders’ Meeting, Nortel’s Extraordinary Shareholders’ Meeting, Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting and Telecom Personal’s Extraordinary Shareholders’ Meeting as soon as possible, for purposes of considering the Reorganization and all its relating documents pursuant to applicable law.

In addition, Nortel hereby agrees to call a Special Preferred B Shareholders’ Meeting of Nortel and a Special Common Stock Shareholders’ Meeting of Nortel for purposes of granting consent to the Reorganization and the Nortel’s Preferred B Share Distribution Ratio per Telecom Argentina’s Class B Shares. If an authorization or registration before the United States Securities and Exchange Commission is previously required, the Special Preferred B Shareholders’ Meeting of Nortel may be called once such authorization or registration is obtained, but such call shall not affect the Participating Companies’ obligation to call their respective extraordinary shareholders’meetings as soon as possible to consider the Reorganization.

In case any of the authorizations required for the execution of the Final Reorganization Agreement to be granted by the extraordinary or special shareholders’ meetings is not obtained, the Participating Companies may propose and accept amendments to the terms of the Preliminary Reorganization Agreement until the applicable corporate authorization is obtained, or they may elect not to include in the Reorganization the Party who has not obtained its corporate authorization, adjusting the terms of the Reorganization provided for in this Agreement.

Section 11.  Management.

The Participating Companies hereby agree to continue with their ordinary course of business and not to impose any limitations on the management of their respective activities, nor grant any guaranties of complying with the regular performance of such activities until the Reorganization Effectiveness Date, on which date the management and representation of Telecom Personal, Nortel and Sofora shall be in charge of the managers and representatives of Telecom Argentina pursuant to the terms of Section 84 of the GCL and Telecom Argentina’s bylaws.  During the period between the execution of this Preliminary Reorganization Agreement and the Reorganization Effectiveness Date, the Participating Companies’ boards of directors shall continue with their ordinary business affairs and their regular course of operations. If any of the Participating Companies proposes to undertake any extraordinary activity or operation, it shall inform the other Participating Companies so that they may assess whether such activity or operation affects the Reorganization and its terms under this Agreement. Telecom Argentina shall indicate which officers shall be appointed in each of the Absorbed Companies to perform all the acts and execute all the documents that might be necessary for the Absorbed Companies to execute or perform themselves directly.

Section 12. Regulatory Authorizations. Administrative and Exchanges’ Approvals.

The Participating Companies hereby agree to submit as soon as possible before regulatory and administrative authorities, and Argentine and foreign securities Exchanges, all the authorization requests that may be necessary for purposes of furthering and perfecting the Reorganization, including the Argentine National Securities Commission (Comisión Nacional de Valores or CNV), the Buenos Aires Stock Exchange, the MERVAL, the ENACOM, the U. S. Securities and Exchange Commission and any other governmental or other kind of entity from which an authorization may be necessary to further and perfect the Reorganization.

Section 13.  Subsequent Amendments.

The Participating Companies may agree amendments to the terms of this Agreement with their boards of directors’ approval.

Section 14. Applicable Law and Jurisdiction.

This Preliminary Reorganization Agreement is governed by Argentine laws. Any conflicts arising from the interpretation or performance of this Agreement shall be submitted to the jurisdiction of the Ordinary Courts of the City of Buenos Aires and the Participating Companies hereby expressly waive any other jurisdiction.

IN WITNESS WHEREOF, the Participating Companies execute seven (7) counterparts to the same and only effect, one for each of the Participating Companies and the other three (3) for their submittal before the Argentine National Securities Commission (Comisión Nacional de Valores or CNV), the Buenos Aires Stock Exchange and the ENACOM, respectively.

By Telecom Argentina S.A.

/s/ Mariano M. Ibáñez
Mariano M. Ibáñez - Chairman

By Telecom Personal S.A.

/s/Baruki L.A. González
Baruki L.A. González - Chairman

By Nortel Inversora S.A.

/s/Baruki L.A. González
Chairman

By Sofora Telecomunicaciones S.A.

/s/Saturnino J. Funes
Chairman

ANNEXES TO THE PRELIMINARY REORGANIZATION AGREEMENT:

Annexes I (A), I (B), I (C) y I (D): Special-Purpose Unconsolidated Financial Statements of Telecom Argentina, Telecom Personal, Nortel and Sofora as of December 31, 2016.

Annex II: Special-Purpose Combined Financial Statements as of December 31, 2016.

Annex III: Methodology of calculation of the Share Distribution Ratios.

Annex IV: Reasons and Economic and Financial Consequences of the Reorganization.

Annex V: Telecom Argentina’s Statutory Amendments.